FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

	By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 14 May 2004

* Print the name and title of the signing officer under his signature.

2

Media Release

Corporate Affairs

Level 22, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 22 April 2004

ANZ organises for growth with personal customers

ANZ today announced Mr Brian Hartzer will become Group Managing Director Personal Banking, to head a new division, which clusters all of ANZ’s specialised businesses primarily serving personal customers in Australia.

Mr Elmer Funke Kupper will become Group Managing Director Asia-Pacific and will oversee our diverse geographic activities across the Asia-Pacific region.

The divisional clusters are designed to accelerate organic growth and build market share.  This is based on harnessing synergies between specialist businesses to broaden and deepen the offering to customers, while maintaining the integrity and vitality of ANZ’s specialisation model.

The move completes a program of clustering specialist businesses around customer segments.  ANZ’s Institutional, Corporate and New Zealand businesses have already adopted this approach.

•                  Personal.  Businesses that primarily serve retail customers in Australia.  It comprises Personal and Wealth Distribution, Mortgages, Credit Cards, Merchant Services, Banking Products and Rural Banking.  Mr Brian Hartzer, formerly Managing Director Consumer Finance, will head the division.  Mr Greg Camm, formerly Managing Director ANZ New Zealand, will become Managing Director Personal and Wealth Distribution, reporting to Mr Hartzer.  He replaces Mr Satyendra Chelvendra (Chelvi), who is joining Group Development to focus on new retail growth initiatives, reporting to Mr Peter Hawkins.

•                  Institutional.  Businesses that primarily serve major corporate and institutional customers.  It comprises Institutional Banking, Trade and Transaction Services, Foreign Exchange, Capital Markets, and Corporate and Structured Finance.  Institutional has responsibility for these segments worldwide, with direct responsibility for ANZ’s activities in Europe and North America, and with matrix responsibility for businesses in New Zealand and Asia-Pacific.  Mr Steve Targett has been appointed Group Managing Director Institutional and is in the process of joining ANZ from Lloyds TSB plc where he is an executive director.

•                  Corporate.  Businesses that serve corporate and small business customers in Australia.  It comprises Corporate Banking and Business Banking, which now includes small to medium enterprises previously part of Personal Banking.  Mr Graham Hodges becomes Group Managing Director Corporate, with this enhancement of his current responsibilities.

•                  New Zealand.  Businesses in New Zealand under Sir John Anderson, Managing Director of ANZ New Zealand, and Chief Executive of The National Bank of New Zealand.

•                  Asia-Pacific.  A new division that brings group level focus to ANZ’s diverse and geographically spread businesses and customers across the region, headed by Mr Funke Kupper, who was previously Managing Director Personal Banking and Wealth Management Australia.

Australia and New Zealand Banking Group Limited  ABN 11 005 357 522

3

These divisional executives will report to the Chief Executive Officer and the Chief Operating Officer, along with Esanda, ING Australia and Private Banking, a new high growth specialist business headed by Mr Michael Saadie, Managing Director Private Banking.

ANZ Chief Executive Officer Mr John McFarlane said:  “Our unique specialisation approach and culture have provided focus and vitality.  ANZ is now a very different bank.

“Retail banking has never been a traditional strength for ANZ, but we are beginning to show real progress and the retail businesses are performing well.

“In recent years we have developed successful specialist consumer businesses in mortgages and cards.  In retail banking, we have improved customer and staff satisfaction and advocacy.  We now have some of the leading transaction and deposit products in the sector.  Our approach to distribution has been innovative, and we have substantially invested in people, training, branch premises and telling systems.

“However, we remain substantially under-represented in this segment, and now need to take it to the next level and advance our position across the personal segment as a whole, while leveraging the success we have had in selected segments such as Consumer Finance.  We have already seen the clustering model work very successfully in our Institutional and Corporate divisions and in The National Bank of New Zealand.

“We now have the foundation for the next step in our corporate evolution.  Our new structure takes the strong foundation and energy of our specialist businesses and puts our customers first,” Mr McFarlane said.

The changes are effective 1 May 2004.

For media enquiries contact:	For analyst enquiries contact:

Paul Edwards	Simon Fraser
Head of Media Relations	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: 03-9273 4185 or 0412-823 721
Email: paul.edwards@anz.com	Email: simon.fraser@anz.com

4

ANZ Business Divisions 2004

5

ANZ Specialist Business Structure 2004

*Matrix

6

ANZ Group Management Structure 2004

7

Company Secretary’s Office Level 6, 100 Queen Street Melbourne, VIC 3000 Phone 03 9273 6141 Fax 03 9273 6142

30 April 2004

The Manager

Company Announcements

Australian Stock Exchange

Level 10, 20 Bond Street

SYDNEY  NSW   2000

ANZ Interim Dividend 2004

Australia and New Zealand Banking Group Limited advises that the following dates will apply for its interim dividend payment in 2004.

Ex dividend date	14 May 2004
Record date	20 May 2004
Interim dividend payment date	1 July 2004

John Priestley

Company Secretary

8

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	306,433

3

Principal terms of the +securities
(eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

		306,433 Fully Paid Shares
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes, pari passu with existing ordinary shares

	If the additional securities do not rank equally, please state:
	• the date from which they do
	• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
	• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

+ See chapter 19 for defined terms.

9

5	Issue price or consideration	90 shares	at Nil consideration
		3,500 shares	at $10.48 each
		5,000 shares	at $11.09 each
		75,069 shares	at $12.98 each
		57,750 shares	at $13.91 each
		97,450 shares	at $14.20 each
		6,250 shares	at $14.61 each
		25,525 shares	at $16.33 each
		949 shares	at $17.34 each
		102 shares	at $17.55 each
		1,039 shares	at $17.60 each
		29,084 shares	at $18.03 each
		4,625 shares	at $18.55 each

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	306,433 shares issued on exercise of options.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2,625 shares	01 April 2004
		19,873 shares	05 April 2004
		6,407 shares	06 April 2004
		3,750 shares	07 April 2004
		750 shares	08 April 2004
		3,468 shares	13 April 2004
		13,328 shares	14 April 2004
		3,086 shares	16 April 2004
		1,465 shares	19 April 2004
		969 shares	20 April 2004
		10,625 shares	21 April 2004
		22,884 shares	22 April 2004
		9,300 shares	23 April 2004
		5,125 shares	26 April 2004
		3,375 shares	27 April 2004
		66,174 shares	28 April 2004
		31,104 shares	29 April 2004
		102,125 shares	30 April 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,808,554,540	Ordinary fully paid

		10,000,000	2003 ANZ Stapled Exchangeable Preferred Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	37,325,537	Options on issue

		350,000	2003 Redeemable Preference Shares.

		750,000	2003 Redeemable Preference Shares (Series 2).

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

10

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

+ See chapter 19 for defined terms.

11

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34                          Type of securities
(tick one)

(a)                           ☒                                    Securities described in Part 1

(b)                          ☐                                    All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

to indicate you are providing the [ILLEGIBLE] or documents

35                               ☐                                    If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36                               ☐                                    If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37                               ☐                                    A copy of any trust deed for the additional +securities

12

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•                  the date from which they do

•                  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•                  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+ Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)
(now go to 43)
All entities Fees

43                                    Payment method (tick one)

☐                                    Cheque attached

☐                                    Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒                                    Periodic payment as agreed with the home branch has been arranged

Note:  Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

+ See chapter 19 for defined terms.

13

1                                         +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2                                         We warrant the following to ASX.

•                                          The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                                          There is no reason why those +securities should not be granted +quotation.

•                                          An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                                          Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                                          We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•                                          If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                         We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                         We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:		Date: 04 May 2004
Secretary

Print name:	John Priestley

14

Australia and New Zealand Banking Group Limited Level 6, 100 Queen Street Melbourne, VIC 3000 Phone 61 3 9273 4310 Fax 61 3 9273 0552 www.anz.com

7 May 2004

Company Announcements

Australian Stock Exchange

Level 10, 20 Bond Street

SYDNEY NSW 2000

Appendix 3Y – Increase in shareholding: John McFarlane

The attached Appendix 3Y notice discloses Mr McFarlane’s total holdings of ANZ shares has increased by 82,388 shares from 1,499,965 to 1,582,353 shares.

The increase in Mr McFarlane’s shareholding follows the purchase of 82,388 shares on 4 May 2004 through the ANZ Director’s Share Plan at an average price of approximately $18.6357.

Yours faithfully

John Priestley

Company Secretary

15

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

Australia and New Zealand Banking Group Limited gives ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John McFarlane
Date of last Notice	17 February 2004

Part 1 – Change of director’s relevant interest in securities

Ordinary Shares:

Direct interest			685,362
Indirect interest			814,603

Nature of indirect interest	Number & Class of Securities
• Bank of New York (as nominee for Self Invested Personal Pension Scheme)	ordinary shares	279,445

• ANZEST Pty Ltd
• ANZ Employee Share Acquisition Plan (ESAP)	ordinary shares	87,190
• ANZ Directors’ Share Plan (DSP)	ordinary shares	447,968
	Total	814,603
No of securities held prior to change			1,499,965
Date of change	04 May 2004
Class	Ordinary shares
Number acquired (Indirect)
ANZEST Pty Ltd
• ANZ Directors’ Share Plan (DSP)	ordinary shares	82,388
Number disposed of (Direct)	N/a
Nature of Change	On market trades
Value/Consideration	$1,535,355.51
Number of securities held after change
Direct Interest – Unchanged
Indirect Interest – Increased (by 82,388)			82,388
Total of Interest			1,582,353

Options over unissued ordinary shares:

Direct Interest	3,750,000
Indirect Interest	N/a
No of securities held prior to change	N/a
Date of change	N/a
Class	N/a
Number acquired – Direct Interest	N/a
Number disposed of	N/a

16

Nature of Change	N/a
Value/Consideration	N/a
Number of securities held after change	N/a
Direct Interest – Unchanged
Indirect Interest – Unchanged
Total of Interest	3,750,000

Part 2 – Change of director’s interests in contracts - Nil

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited

07 May 2004

17

Media Release	Corporate Affairs Level 22, 100 Queen Street Melbourne Vic 3000 Facsimile 03 9273 4899 www.anz.com

For Release: 10 May 2004

ANZ receives RBNZ agreement for amalgamation

ANZ today announced it had received written advice from the Reserve Bank of New Zealand confirming its forthcoming consent for legal amalgamation of ANZ New Zealand and The National Bank of New Zealand (NBNZ).

The Reserve Bank of New Zealand’s formal consent involves the issue of a new banking license to ANZ National Bank Limited, which the Reserve Bank has advised will be provided on or just prior to legal amalgamation.  Legal amalgamation, which is expected to occur at the end of June 2004, is a formal step required before integration of the two businesses can commence.  ANZ’s strategy remains to run the ANZ and NBNZ brands and branch networks separately.

The Reserve Bank of New Zealand’s consent will be subject to a number of formal undertakings made by ANZ.  These include:

•                  Ensuring the primacy of the New Zealand board of directors in overseeing management of the bank and ensuring staff have primary responsibility to the New Zealand managing director and board of the bank.

•                  Location and operation of the bank’s domestic systems in New Zealand and with the New Zealand board having the practical ability to control the management and operation of domestic and other systems on a standalone basis in the event of a crisis.

ANZ Chief Executive Officer Mr John McFarlane said: “We have had a constructive dialogue with the Reserve Bank of New Zealand over recent months in order to meet both the regulator’s requirements and our business needs.

“Integration is on track.  Last month, we confirmed revenue synergies have been upgraded while cost synergies are in line with those disclosed in the rights issue prospectus with newly identified cost synergies being offset by some increased processing costs in New Zealand.

“We have an outstanding leadership team in New Zealand led by Sir John Anderson.  Our integration plan delivers on our commitment for the New Zealand business to be managed and staffed locally and associated closely with the community in New Zealand, while at the same time having the benefits of being a close family member of the ANZ Group,” Mr McFarlane said.

For media enquiries contact:

Paul Edwards	In New Zealand:
Head of Group Media Relations
Tel: +61-3-92736955 or +61-409-655 550	Cynthia Brophy
email: paul.edwards@anz.com	General Manager Corporate Affairs, NBNZ
Tel: +64-4-802 2382 or +64-21-832 500
email: cynthia.brophy@nbnz.co.nz

Australia and New Zealand Banking Group Limited  ABN 11 005 357 522

18

2004 May Roadshow

Australia and New Zealand Banking Group Limited

May 2004

Table of contents

1.	ANZ 2004 Interim Results
2.	Strategy
3.	NBNZ Update
4.	Result Review
5.	Business Performance
6.	Credit Quality
7.	Other Financial Issues
8.	Issues Raised post Results

SECTION 1

ANZ 2004 Interim Results

ANZ Interim Results Summary

		v Mar 03		v Sept 03

NPAT
• Headline	$1,396m	^	22%	^	16%
• Excluding significant transactions	$1,312m	^	15%	^	9%
• Underlying(3)	$1,241m	^	10%	^	4%

EPS	76.8 cents	^	11%	^	5%
Cash EPS(1)	78.9 cents	^	11%	^	5%
Dividend fully franked(2)	47 cents	^	11%	^	n/a

(1)   EPS excluding significant transactions and goodwill amortisation

(2)   March 03 dividend of 44c adjusted for bonus element of rights issue (@0.9597)

(3)   Excludes significant items, NBNZ and adjusts base for TrUEPrS swap

ANZ now has a strong foundation

Successful specialist business model

•                  Model now enhanced by clustering around customers;

•                  Personal - Key driver of future growth

•                  Institutional - A leading business with lower risk

•                  Corporate - Strong organic growth

Risk reduced and sustainability improved

•                  Credit concentrations almost to optimal levels

•                  International risk exposure contained

•                  Business mix now more domestic and sustainable

•                  Trading risk modest

NBNZ acquisition brings New Zealand leadership

•                  NBNZ acquisition cash EPS accretive

•                  Two-phase implementation plan

•                  Integration and cost synergies are on track

•                  Revenue attrition better than expected

•                  Customer numbers are now growing

SECTION 2

Strategy

ANZ systematically optimises variables to create value

After six years of risk reduction we are now approaching optimal levels

*excludes significant and abnormal items

# Average daily Value at Risk at 97.5% confidence interval

Our strategy is to grow sustainable earnings at low volatility

•              NZ makes our earnings less volatile

•              Although NZ alone is more volatile than group, diversification results in NZ creating lower overall volatility at a group level

•              Wealth management’s susceptibility to globalisation and rapid fade likely to impact future returns

•              Wealth management earnings are more volatile than banking

•              Global scale base is important to develop systems, platforms, and brands

•              The ING JV delivers a sustainable position with scale, with low volatility to ANZ, particularly with equity risk hedged

*as measured by one standard deviation from mean half yearly profit growth (or exchange rate movement) over past 10 years

# Wealth management includes listed wealth management companies and WM operations of major banks, and excludes AV uplift and goodwill

We have transformed ANZ into a more sustainable, lower risk business

Reduction in risk and movement towards domestic consumer businesses	>	Has significantly reduced earnings volatility	>	And has not had a material impact on earnings

* Standard deviation in six monthly NPAT growth for ANZ, excluding abnormal/significant items

Value of focus and specialisation

Specialisation and focus yields better return than generalisation from the perspective of individual challenges and tasks, as this Olympic example demonstrates

Average out-performance 23%

Event	The Specialists	The Generalists	“Specialist Premium”
100m	9.87 s	10.68 s	8%
110m Hurdle	13.00 s	14.48 s	10%
400m	42.84 s	46.71 s	8%
1500m	3 m 32.07 s	4 m 29.48 s	21%
Discus	69.3 m	43.66 m	59%
Shotput	21.29 m	15.11 m	41%
Long Jump	8.55 m	7.76 m	10%
High Jump	2.35 m	2.00 m	18%
Pole Vault	5.90 m	5.00 m	18%

Coherence already achieved in Institutional by clustering businesses…

•              Businesses established as distinct units to unleash energy & innovation

•              In 2002, businesses brought together under Institutional

•              Very high levels of cross sell achieved, with deep engagement with the customer

•              Low reliance on trading income

…as it has been in both our Corporate and New Zealand businesses…

…now our focus is on building coherence with personal customers

•              Retail not a traditional strength for ANZ. Creation of specialist businesses necessary:

•              brought focus to this area

•              unleashed energy and innovation

•              prevented smaller network constraining growth through third-party and specialist distribution

•              Product businesses have grown strongly and achieved scale

•              Businesses now have sufficient strength and momentum that synergies and growth are possible, but coherence against customer now vital

ANZ Group Structure 2004

ANZ Specialist Business Structure 2004

*Matrix

ANZ has successfully mastered each stage from performance through to specialisation.  Focus now on coherence, growth and sustainability

THE ANZ JOURNEY

A solid result with good foundation and prospects

We remain confident about our prospects for the year as a whole

•                  Solid first half, clean result

•                  Accretive New Zealand acquisition. Market leadership in all segments. Integration and synergies on track

•                  Business mix inherently domestic, more sustainable

•                  Economic environment positive with global upturn. Housing and consumer segments softer, institutional, corporate and SME stronger

•                  Risk radically reduced towards optimal

•                  ANZ’s execution capability a strength

•                  Businesses now clustered around customers for revenue enhancement with emphasis on growth

SECTION 3

NBNZ Update

A low risk approach to NBNZ integration

Phase one: quick wins

•                  RBNZ approval expected early May

•                  Legal amalgamation into ANZ National, targeted for 30 June 2004

•                  Maintain both brands to enhance customer retention

•                  Rapidly integrate activities that are not systems dependent

•                  Idea sharing already begun for franchise growth

Phase two: full integration

•                  Full plans already submitted to RBNZ. Discussions well progressed

•                  Systems strategy:

•                  Domestic – NZ stand-alone

•                  International – Group systems

•                  Common systems suite in both Australia and New Zealand

•                  Full systems integration expected by end 2005

Net customer acquisition rebounding well

NBNZ Personal

•                  acquisition of customers continues to rebound from 2003, and continues to be a net acquirer

ANZ Personal

•                  net outflow continues, but at a much lower level in March compared to February 2004 and March 2003

NBNZ Business & Rural

•                  net acquisitions remain positive, however down on year earlier levels

ANZ Business & Rural

•                  net outflow continues but at a substantially reduced rate compared to twelve months prior

ANZ Corporate

•                  maintains a net inflow

* 3 month moving average removes impact of monthly volatility

Current integration plans project a positive outcome from 2006

•              Cost synergies in line with business case, however newly identified synergies offset by increased processing costs in NZ

•              Revenue attrition improved modestly on business case

•              Revenue synergies substantially upgraded from business case

•              Integration costs $230m

•        ~10% will be met by restructuring charge included in the calculation of goodwill

•        ~10% relates to equipment that will be capitalised

•        ~10%-15% relates to the cost of existing resources

*Synergies are based on percentage of 2007 benefits

Integration timetable*

*selected business units

SECTION 4

Results Review

A good underlying result, driven by strong income growth and improved credit quality

* Reflects StEPS being reinvested in AUD whereas TrUEPrS was invested in USD

# Reflects loss of earnings on TrUEPrS hedge

NBNZ acquisition and TrUEPrS-related significant transactions further increased profit

NBNZ Earnings (NZD)*	NBNZ 4 months NZ$m	NBNZ Pro Forma NZ$m
Interest	347	338
Non Interest	120	116
Operating Income	467	454
Expenses	(192)	(195)
Profit before debt provisions	275	259
Provisions	(31)	(30)
Profit before tax	244	229
Tax	(74)	(65)
NPAT	170	164

Significant transactions	$m
Swap Income & interest	112
Tax expense	28
P&L Impact	84

Cash Dividend (EPS impact only)	(35)

* excludes integration costs

Strong balance sheet growth across most businesses…

•              End of period lending assets grew by $41.4b (25%) for the half.  Excluding NBNZ, lending grew $8.8b (5%)

•              Excluding NBNZ, growth was largely in Mortgages $6.8b (10%) and Corporate $1.7b (11%) for the half, reflecting favourable market conditions for both businesses

•              End of period deposits increased to $128.4b (29%) for the half. Excluding NBNZ deposits volumes grew to $104.9b (5%)

•              Strong growth was seen across the board, with Personal Banking & Wealth up $1.7b (5.3%), Institutional up $1.5b (5.8%), and Corporate up $0.7b (5.5%)

*Other deposits include Esanda retail debentures

…partly offset by margin pressure, particularly in 2nd quarter

•             Mortgage margins were down 12bp over the half, driven principally by the cyclical impact of wholesale rates moving up ahead of the cash rate during the half

•             Average spread between Cash rate and rolling 30 day rate: Jun-03 6bp, Sep-03 6bp, Dec-03 8bp, Mar-04 21bp

•             Mortgage broker costs accounted for just 1.5bp of the 12bp mortgage margin decline

Growth in underlying non-interest income reflects volume growth

Expenses well controlled, providing scope for re-investment

Underlying operating expenses increased by 2.8% over the half. Key drivers were:

•             Operating costs were up 4% in Personal Banking as a result of increased staff training, the cost of rolling out the new telling platform, and increased depreciation resulting from further investment in technology and branch refurbishments

•             SME expenses up 8% over the half, reflecting substantial investment in this business as we expand the footprint

•             Volume related costs in the mortgages business drove expenses up 8% over the half

The cost to income ratio remains comfortably within our stated target range of “mid 40’s”.

•             Both the NBNZ acquisition and TrUEPrS redemption impacted the ratio in the half

•             The ratio was also impacted by investment in the franchise in the first half

*includes Acquisition, Funding & Integration Costs

Doubtful Debts Provision reflects improved underlying portfolio

•             Standard ELP charge (as a % of average lending assets) has remained stable at 31bps (32bps September 2003)

•             inclusion of higher quality NBNZ portfolio reduces ELP rate by ~1bp

•             reduction in headline ELP charge due to 4bps reduction in ELP central adjustment

•             ELP top up is being unwound in line with the improved credit quality of the offshore lending book, driven by the de-risking strategy

SECTION 5

Business Performance

Our consumer and corporate businesses were the key driver of underlying profit growth, offsetting de-risking impact in IFS

Cluster	PCP Growth			Key Drivers
Consumer Businesses	$62m*	↑	15%

•   Personal Banking Australia up 13% due to growth in consumer deposits, lending and sales commissions

•             Consumer Finance up 39%* due to strong customer growth and turnover in the merchant business

•             ING JV up 18%

				*after adjusting for cards under accrual in 1H03

Institutional Financial Services	$(4)m	¯	1%	• Fall in NPAT reflects de-risking within the lending portfolio and the impact of the appreciation of the AUD on USD earnings

Corporate	$16	↑	12%	• Strong lending growth in both Corporate and SME driving profit • Revenue offset by the cost of expanding the geographic footprint in SME franchise

New Zealand Business	$136m	↑	large	• Strong lending growth in NBNZ offset reduced volumes in Corporate & Institutional • ANZ (NZ) down largely due to margin pressure and continued investment in the franchise

Other	$(1)m			• 11% growth in Esanda resulting from buoyant new car market and efficiency gains • 4% contractions in both Asia Pacific and Treasury driven by exchange and interest rate environments respectively

We now have a strong position in the domestic consumer market

We now have a combined retail customer base across Australia & New Zealand of approximately 5.1m customers

•             We have a scale position

•             Following the NBNZ integration, all retail customers will be on a Hogan platform

•             Relative market shares indicate the capacity to derive profit from retail banking

Retail Market Share in Australia & New Zealand*

* source: ANZ - weighted average of Australian and New Zealand market shares, based on Roy Morgan data in Australia (share of traditional banking) and ACNeilson data in NZ (share of main bank customers)

Our Australian consumer businesses have improved their position

In 2002, we set out to revitalise our branch network, with the aim of growing our market share and our share of wallet

•             We have grown market share by more than each of our peers. Specialisation has helped with this.

•             We have grown our share of wallet, but remain well below peers. Clustering of consumer businesses will help grow share of wallet going forward

Source – Roy Morgan Research

*traditional consumer banking is defined as transactions, deposits, personal/other loans, mortgages and credit cards, rolling 12 months. Peers include CBA, NAB, WBC

Personal Banking Australia: strong foundation delivering results

A continued commitment to investing in our franchise has seen strong growth in the half with NPAT up 8%. The result was built upon:

•             Strong revenue growth up 5% on the half driven by robust deposits growth up 5%, solid growth in Rural lending up 8%, and continued growth in our margin lending business up 39%.

•             Net interest margin increased 4bps following increases in the cash rate, but was partly offset by growth in lower margin deposits

•             Increase in non interest income reflecting 4% growth in sales and retention payments received from sale of ANZ products.

•             Expenses increased 4% largely due to our continued investment in the franchise, including:

•             Continued investment in sales training

•             The successful roll out of the new telling platform to the entire branch network

•             Ongoing commitment to branch refurbishments and improving the risk profile of our branch network.

•             Opening of four new branches in the half

The investment in our franchise is delivering results

*Peers include CBA, NAB, WBC

Consumer Finance: interchange impact well managed; offset by growth initiatives

Strong profit growth, up 9% for the half driven by:

•             Well managed changes to credit card programs following Interchange Reform

•             Significant reduction in loyalty expense following the restructuring of our product suite

•             Customer attrition minimised; concentrated in high transacting customers

•             Leading loyalty product – ANZ Frequent Flyer (“AFF”) - remains attractive

•             Majority (52%) of customers not impacted

•             Only Big 4 Bank still offering $1 spend to earn 1 QFF point on standard and Gold VISA/MasterCards

•             New products/services– Diners; Low Rate MasterCard - have been successful; on-line Personal loan approval

•             Strong growth in the merchant customer base with 6% increase in the half year

•             Increased merchant turnover over the Christmas period

•             Strong expense control: up 1% on prior half

Mortgages: strong volume growth more than offset by interest rate environment

NPAT reduced 7% for the half despite continued strong volume growth, key drivers included:

•             A 10% increase in mortgage volumes during the half resulting from record sales volumes being written through all key channels was offset by a 12 basis point reduction in margin due to higher funding costs following two interest rate increases.

•             Sales and retention commissions paid to personal Banking increased due to growth in sales through the branch network

•             Operating expenses increased 8% largely driven by volume growth, along with costs associated with the business investing for the future

In the half the Mortgages business has significantly improved customer and staff satisfaction, maintained product leadership in Cannex Awards (independent mortgage analysts), and continued to focus on channel diversity, including development of the ANZ Mortgage Solutions franchises

Cannex Product Awards March 2004

Margin impact on NPAT substantial

IFS: subdued result driven by focus upon de-risking

The IFS profit was adversely affected by revenue constraints imposed by the de-risking strategy, and the strength of the AUD affecting offshore earnings. Positive aspects of the result include:

•              Specific provision charge has decreased A$32m (34%) to A$62m for the half, reflecting the improving quality of the portfolio and AUD appreciation

•              Continued underlying cost discipline was evident across the business with operating expenses up 3% for the half, largely attributable to increased pension costs in the UK and increasing our FX and Capital Markets capabilities in the UK and Asia.

•              Maintained our leading domestic market position

•              IFS offshore lending reduced by 47% since September 2001.  At March 2004 IFS offshore lending comprise ~ 3% of Group balance sheet

NPAT composition shifted towards less volatile and more sustainable earnings

*End of period NLA’s

Corporate: continued strong growth and investment in the business

Continued growth in Corporate NPAT with the half year result up 5%, key highlights include:

Corporate Banking Australia

•              4% revenue growth driven by growth in average lending volumes of 10%, coupled with solid growth in average deposit volumes of 8%

•              Wall St to Main St activity increased, with revenue from these deals up over 50% in the half

•              46% of total profit generated from Corporate customers is recorded in other business units results

•              Operating expenses were up 4% as we invested for growth, including increased frontline FTE

•              Net specific provisions down significantly from 2H03.

Small to Medium Enterprises Australia

•              7% revenue growth driven by 14% average lending growth, and 9% increase in average deposit volumes

•              Continued growth reflecting effective investment in the business and a focus on delivering a superior customer proposition, including;

•              expanding our geographic business footprint: frontline FTE up ~ 200 in last two years

•              more FTE committed to industry specialisation

•              effective use of 3rd party originated loans to ensure full capacity utilization of relationship teams and continuing introduction of quality customers to ANZ

•              Operating expenses up 8% reflecting the above mentioned investments and on-going business infrastructure

•              Sound credit quality, which is closely monitored

Strong, low risk lending growth

*Non accrual loans as % of net loans and advances

Esanda: operational excellence and improved business economics, partly offset by margins pressure

Esanda’s profit grew 3% for the half, key drivers and initiatives included;

Operational excellence and improved economics

•             Esanda has made substantial progress in improving the efficiency of its business

•             Expenses continue to be well managed, CTI down to 40%

•             Other operating income increased by 9% due mainly to changes in the fee structure for business lending

•             Our Australian debenture portfolio grew by 5% in 1H04, reaching $7b

•             Signed an alliance with Pratt Water, allowing Esanda to provide funding for irrigators seeking to convert to water saving drip and sprinkler irrigation – valued at $10m per year for 10 years

•             Strong growth in the equipment leasing segment in particular in IT and mining equipment

Interest Margin

•             Net Interest Margin declined by 4 basis points due to run off of higher yielding loans during the half

Branding & Advertising

•             Esanda promoted as easy to deal with, progressive and forward thinking

•             New ad campaign launched in March 2004 to position Esanda = Car Finance

•             3 year sponsorship deal agreed with Wheels Magazine ‘Car of The Year’

Pacific & Personal Banking Asia: a strong franchise adversely affected by strengthening AUD

Solid underlying NPAT performance up 3% (pre exchange rates) reflective of our strength in the region:

•              ANZ holds either number 1 or 2 market position in all the Pacific markets in which we operate

•              The Pacific’s income is dominated by our Fiji and PNG businesses.

•              Notwithstanding our dominant position growth opportunities remain in existing and new markets

•              Our centralised Pacific processing hub in Fiji, ‘Quest’, continues to develop its capacity and provision of services to the region.

The strengthening AUD reduced NPAT by $A4m over the half, key drivers included:

•              Panin has strong momentum in Indonesia.

•              Solid growth in Personal Banking Asia due to strong focus on customers requiring Australia and New Zealand related transactions.

•              Strong NPAT growth in PNG due to increase in foreign exchange earnings

•              Fiji earnings adversely affected by the suspension of forward foreign exchange trading by the Reserve Bank of Fiji

ANZ New Zealand (ex NBNZ): result affected by inclusion of mortgage business, margin pressure and exchange rates

ANZ (NZ) result was adversely affected by reduced net interest income from mortgages business (mortgage business included for the first time which was previously reported in ANZ’s specialist Mortgages business) and exchange rates.

As a result, NPAT was down 3% for the half, however excluding Mortgages, NPAT increased 1%

•             Personal - strong growth in deposit FUM offset by a decline in fee income, due partly to the removal of non-ANZ ATM fee for NBNZ customers, and lower punitive fee income. The half also saw continued re-investment in the franchise, with the opening of two branches and increased spend on brand image. This increased investment offset net interest income growth of 2% resulting in a flat profit for Personal in the half.

•             Mortgages – after several halves of stable margins, an adverse yield curve in the current half resulted in a 13bp margin contraction in the mortgages business, more than offsetting the good volume growth.

•             Other – solid performance principally from Corporate, driven largely by strong interest income from robust lending and deposit growth and growth in fee income

*includes Business, Rural and Corporate Banking

ING JV benefits from markets upturn

• NPAT increased 5% over the half driven by:

•             Higher fee income arising from growth in funds under management (“FUM”)

•             Higher capital investment earnings, up 7% due to strong equity markets and rising interest rates. These were partially offset by ANZ’s capital hedge losses.

•             Costs remained flat due to tight expense control

• INGA maintained its number four Retail FUM position as measured by ASSIRT

• Most recent review of valuation model and assumptions performed by Ernst & Young at September 2003 confirmed current carrying value.

• Valuation will be performed at least once a year and more often if there is a significant change in circumstances that is likely to impact the value

Current JV Valuation

$m

ANZ Contribution to JV	879

Equalisation payment	960

Unrecognised profit on sale of ANZ FM	(248)

Equity accounted profit since inception	100

Carrying value ay Mar-04	1,691

SECTION 6

Credit Quality

Quality of Consumer & SME portfolios again better than expected

•             Mortgage delinquencies (60 days) improved over the half

•             Delinquency for customers new to SME since September 2002 is in line with delinquency on legacy SME portfolio

•             Strong economic conditions and prudent credit practices have continued to see our Retail delinquency and loss rates remain very low

•             Delinquency for Mortgage products have flattened over the half

•             delinquencies on RILs and Broker introduced loans have remained in line with the wider portfolio

•             Australia’s low unemployment rate should continue to help maintain the quality of the portfolio

TPMI – third party mortgage introducers

O/O – owner occupied

*Excludes NBNZ

Mortgages portfolio remains sound

•             Mortgages Portfolio continues to experience strong growth.

•             ANZ “Lo Doc” policy requires a maximum LVR of 60%, maximum loan size $450k and is only available for standard residential and minimum credit standards.

Low exposure to Inner City residential mortgage lending

Inner City

•             Total Lending for inner city property at 3.7% of Australian Mortgages portfolio, with 2.1% for investment purposes.  Tight policies to control emerging risks include:

•             valuations required on all new properties

•             rental income allowable in debt servicing calculation 60%

•             non-inclusion of negative gearing benefit in serviceability calculation for first time investors

•             inner city is broadly defined, and extends well beyond CBD

•             Exposure to Melbourne Docklands area ~0.06% of the Australian mortgages portfolio, or <2% of the inner city lending portfolio

•             Delinquencies

•             only 19 customers nationally with arrears >90 days

•             no delinquencies in the Melbourne Docklands book

Mortgages Australia

Location of inner city lending

OO – Owner Occupied

RIL – Residential Investment Loan

Offshore power exposure reducing, with markets showing signs of improvement

Total Limits Split by Geography

•              ANZ’s exposure to offshore Power companies has reduced by 23% in the past six months, with the portfolio becoming increasingly Australasian-centric.  Domestic markets will continue to be buoyed by traditional non-diversified, regulated, investor-owned businesses.

•              Furthermore, KMV Median Expected Default Frequencies indicate that offshore power markets are recovering.  Credit quality erosion is now abating, with the liquidity crunch faced by merchant energy companies in 2002/03 from the backlog of debt rescheduling now largely alleviated.

US power exposures continue to reduce, although lagged credit effects continue to affect the portfolio

Total US Limits(1)

US: March 2004

•             Outstandings: $0.6bn (70%)

•             Other Committed: $0.2bn (25%)

•             Uncommitted: $0.1bn (5%)

Customers

•             Investment Grade: 10

•             Non Accrual:  4

•             Total:  19

•             We continue to actively manage our exposure to the US Energy sector.

•             Over the past 18 months, exposure to the merchant energy sector and other non-core segments has reduced substantially through repayments, sell-downs and restructuring.

•             Whilst Non Accrual Loans have increased in the US portfolio as a result of the lagged credit effect, prudent management has resulted in a lower level of expected losses from the portfolio.  Any further losses can be readily absorbed within existing ELP levels.

(1)           Excludes Settlement Limits but includes Contingent and Market-Related products domiciled in the US.

The quality of the Telcos book continues to improve

Total Telcos Limits(1)

March 2004

•             Outstandings: $1.69bn (49%)

•             Other Committed: $1.01bn (29%)

•             Uncommitted: $0.78bn (22%)

KMV Median Expected Default Frequency

Note:

(1)        Excludes Settlement Limits but includes Contingent and Market-Related products.

Specific provisions down 27% on 2H03 – no large single provisions

Specific Provisions

1H04 Specific Provisions by size

New Specific Provisions down 16% on 2H03

Geographic Specific Provisions

Specific Provisions by Source

Non-accrual loans to Loans & Advances less than half the level of two years ago

New Non-Accrual Loans relatively
stable, default rate down…

…Non-Accrual Loans as a % of the
portfolio down to just 0.45%

Existing and future problem loans are well provided for

•              The period 1998 through March 2004 has seen Group GP trend down to 98bps, consistent with the sustained de-risking of the Group lending book.

•              As at March 2004, gross non-accrual loans were 45bps of GLAs. Of this, 44% was covered by specific provisioning.

•              Group levels of general provisioning and specific provision cover compare favorably with Australian banking peer group.

Note:

(1).    As per most recent company financial reports for CBA, NAB and WBC

Proactive reduction in volume of “Top 10” client committed exposures

•  Implementation of credit management policies to diversify the loan book exposure, has resulted in reducing the client concentration risk, despite the inclusion of NBNZ exposures.  This has been achieved through reducing the volume of “Top 10” client committed lending.

•  Sustained management of client exposures has reduced the sensitivity of the capital base of “Top 10” clients (to 68% of ACE in March 2004 from 75% of ACE September 2003).

Note:

(1).                               March 2004 derivative exposures were calculated using a Monte Carlo model to calculate ANZ’s potential credit loss. The impact in moving to this methodology reduced the above ratio by 4.4 percentage points in comparison to ANZ’s previous methodology.

Concentration risk addressed in business and corporate lending book through management cap on industry exposure

•              Management has reduced concentration risk in ANZ’s business/corporate loan book by limiting industry exposure to 10% of ANZ Group GLAs

•              Increased diversification of business/corporate lending portfolio across industry segments since 1993 has been accompanied by reallocation of business/corporate lending capacity to retail lines of business

% of ANZ Group Lending Assets

(Australia and New Zealand)

RWA to Total Assets not an accurate measure of risk

•              RWA/Total Assets under the existing accord is a simplistic measure of risk

•             RWA/Total Assets is distorted by Life company assets not appearing within RWA

•             does not consider the default risk of individual lending assets, or security profile

•             peer banks have higher levels of on-balance sheet derivative revaluations and trading securities which reduce their ratios relative to ANZ

•              More relevant is the impact of Basel II, which takes a more sophisticated and granular approach

•              Based on QIS3 results, ANZ is likely to receive a benefit greater than peers, reflecting the underlying quality of our book

•              Notwithstanding this, APRA unlikely to allow significant capital reductions

(1).    The reduction in RWAs using Advanced IRB outcomes (excluding operational risk) when compared with current accord capital requirements can be used as an indicator of the relative riskiness of a bank’s assets.

(2).    RWA calculations were performed using the capital functions used in QIS 3.0 These may change upon the finalisation of Basel II

*Information as at CBA – 30/6/03, WBC – 30/09/03, NAB – 30/09/03

SECTION 7

Other Financial Issues

•      Revenue Hedging

•      Tax Risk

•      Capital Position

•      Dividends

•     Outlook

Revenue hedging undertaken when appropriate

•              Revenue hedging only undertaken when currency is believed to be outside its normal trading range and inconsistent with their value

•              Revenue from FX hedges are reported as Interest Income within the Group Centre

	Notional Principal	Income from hedge	Unrealised gain/loss	Exchange Rate	Expiry date
March 2004
USD Revenue Hedges	78	15	35	~0.55	September 2005
NZD Revenue Hedges	1,138	14	51	~1.09	September 2008

September 2003
USD & GBP Revenue Hedges	151	12	37
NZD Revenue Hedges	1,126	8	53

Tax risk substantially lowered

•             Tax risk is an ongoing business risk

•             We have established a constructive working relationship with the ATO and the IRD

•             Some higher risk aspects of the operations of the multi-jurisdictional ANZ Investment Bank have been substantially wound back in recent years

•             NBNZ Structured Finance book will be substantially reduced, with the focus going forward on more sustainable business. NBNZ pre-acquisition tax risk is covered by an indemnity from Lloyds TSB

Projected NPAT impact from
NBNZ Structured Finance book

Proportion of NZ 1H04 NPAT
from Structured Finance Deals*

* Geographic profit adjusted for goodwill and funding costs

Capital position remains strong, and towards the top end of our range

•              With the acquisition of NBNZ further reducing the risk in the balance sheet, the Group lowered its ACE target range by 50bpts in the half to 4.75% to 5.25%

•              Capital position is strong, but will be impacted by new APRA treatment of intangibles

•             this is likely to reduce ACE by approximately 20bp from June onwards

Drivers of ACE ratio

A record interim dividend

•              The record interim dividend of 47 cents per ordinary share represents an 11.1% increase on the 2003 interim dividend adjusting for the bonus element of the rights issue*

•              Policy is to increase dividend in line with cash earnings per share growth

•              Cash payout ratio is calculated against core cash earnings (defined as earnings after hybrid distributions, but before goodwill and significant items)

•              Expect to sustain full franking capacity for the foreseeable future, despite the lower percentage of Australian profits

*2003 interim dividend discounted by 0.9597 representing the dilution impact of the bonus element of the rights issue

Impact of unwinding TrUEPrS and issuing StEPS

	TrUEPrS	StEPS
Background
• Issued	• Sept/Nov 1998	• 27 Sep 2003
• Amount	• USD0.775b	• AUD1b
• Cost of dividend	• 8% Fixed	• BBSW Floating
• Called	• 1H04

P&L impact
• Income	• Swap (difference between 8%	• No impact
fixed and BBSW plus margin)

• Tax	• Tax on swap income	• Credit for dividend paid
• Credit for dividend paid

• NPAT	• Net swap income	• No impact

EPS Impact
• Preference Dividend	• 8% Fixed	• BBSW

Net Cost	• BBSW + Margin	• BBSW + Margin

SECTION 8

Issued Raised post Results

•                  Is the margin decline driven by asset margin pressures?

•                  Is the growth in trading income sustainable?

•                  Is the balance sheet really lower risk? Why hasn’t sub-investment grade lending fallen?

•                  Performance of consumer banking

Margins – very low asset margin compression

Material asset margin compression not
evident, with only 2bp of the margin
decline attributable to competition

Asset growth 2.6% greater
than deposit growth

Shortfall is funded primarily by higher cost wholesale funding, which is the principal driver of the 5bp “funding & mix impact”

It is misleading to measure changes in yield
on average lending assets against the cash
rate, with 25% of assets repricing over
terms of 2 months or greater

Repricing of Australian lending assets

Trading income represents a sustainable source of income

Growth in sub-investment grade lending largely reflects strong SME growth

Change in sub-investment grade
lending

•             Sub-investment grade lending has grown over the past 12 months, primarily reflecting growth in Corporate/SME

•             It is rare for SME lending to be investment grade, with only ~15% of the overall portfolio investment grade. However loss given default is low, with average security cover on the SME portfolio of 98%

•             Key drivers of “Other” growth were Esanda, where lending is secured by the asset being financed, and other areas which tend to be low risk, including Rural and the Pacific

•             In IFS, which has been the key focus of our de-risking strategy, sub-investment grade lending has fallen by $1b over the past 12 months

•             The best measure of credit risk is the ELP rate, which is a function of expected default rate over the cycle and expected loss given default (which in turn is impacted by the level of security held)

•             Since March 02, the underlying ELP rate has fallen from 39bp to 31bp, reflecting the significant improvement in the quality of our portfolio

•             It should also be noted that the $250m GP top up taken in March 02 has had zero impact on ongoing ELP charge

ANZ Australian consumer businesses* out performing peers

Consumer NPAT growth
superior to peers (pcp)

Customer satisfaction at top of
major peer group

Deposit volume growth on
par with peers (pcp)

ANZ mortgage FUM growth
superior to peers (pcp)

Source: Roy Morgan Research for the 12 months ended Feb 2004. Peer average includes Westpac only, CBA and NAB. Data based on rolling 12 month averages. Respondents hold transaction account at their nominated main financial institution. Satisfaction is defined as “very” or “fairly” satisfied. “Can’t says” are included in the base.

*ANZ includes PBA, Consumer Finance and Mortgages, NPAT adjusted for cards under accrual

WBC includes Consumer Distribution and Consumer Products

SGB includes Personal Customers (excludes BankSA)

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation.  It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Simon Fraser

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091  e-mail: simon.fraser@anz.com